September 23, 2024

Kristen Fortney, Ph.D.
Chief Executive Officer
BioAge Labs, Inc.
1445A South 50th Street
Richmond, California 94804

       Re: BioAge Labs, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 18, 2024
           File No. 333-281901
Dear Kristen Fortney Ph.D.:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Notes to Condensed Consolidated Financial Statements
Note 12. Subsequent Events, page F-50

1. Please disclose the number of options that have been issued subsequent to June 30, 2024 and the estimated fair value of the underlying common stock.
 September 23, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Julia Forbess